REXNORD CORPORATION

4701 West Greenfield Avenue

Milwaukee, WI 53214

March 26, 2012

BY EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Russell Mancuso, Branch Chief

Re:	Request for Effectiveness for Rexnord Corporation

    Registration Statement on Form S-1 (File No. 333-174504)

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rexnord Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 P.M. (Washington, D.C. time) on Wednesday, March 28, 2012, or as soon thereafter as possible.

In connection with this request, on behalf of the Registrant, the undersigned acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to William B. Kuesel of O’Melveny & Myers LLP at (212) 408-2440 and that such effectiveness also be confirmed in writing.

Very truly yours,

REXNORD CORPORATION

By:	/s/ Patricia M. Whaley
Patricia M. Whaley
Vice President, General Counsel and Secretary